Exhibit 99.1

MESOBLAST AND TASLY PHARMACEUTICAL GROUP COMPLETE TRANSACTION FOR STRATEGIC CARDIOVASCULAR PARTNERSHIP IN CHINA

New York, USA, and Melbourne, Australia; October 12, 2018:  Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced completion of the transaction with Tasly Pharmaceutical Group to establish a strategic partnership in China for Mesoblast’s allogeneic mesenchymal precursor cell (MPC) product candidates MPC-150-IM for heart failure and MPC-25-IC for heart attacks.

Mesoblast has received US$40 million (AUD$57 million) from Tasly, comprising an upfront technology access fee of US$20 million and an equity purchase of US$20 million for which Mesoblast Limited has issued 14,464,259 fully paid ordinary shares to Tasly.

As consideration, Tasly has received exclusive rights and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM for the treatment and prevention of chronic heart failure and MPC-25-IC for the prevention and treatment of acute myocardial infarction. Mesoblast will receive US$25 million on achievement of product regulatory approvals in China, double-digit escalating royalties on net product sales, and six additional escalating milestone payments upon the product candidates reaching certain sales thresholds.

Mesoblast and Tasly will establish a joint steering committee, with equal representation from both parties, to oversee, review and co-ordinate the development, manufacturing and commercialization activities for the cardiovascular product candidates in China. The parties, through the joint steering committee, plan to expedite development and commercialization of these cardiovascular product candidates by leveraging each other’s clinical trial results in China, and the United States and other major jurisdictions respectively to support their respective regulatory submissions for MPC-150-IM and MPC-25-IC.

Chairman of Tasly Pharmaceutical Group Mr Yan Kaijing said: "We believe Mesoblast’s cellular medicine technology platform is poised to transform cardiovascular care in China. This is why Tasly has made this strategic investment and long-term partnership with the premier global cellular medicine company.”

Mesoblast Chief Executive Dr Silviu Itescu stated: “We are very excited to be partnering with Tasly, one of the largest pharmaceutical companies in China, the world’s fastest growing biopharmaceutical and healthcare market.”

About Tasly Pharmaceutical Group

Tasly Pharmaceutical Group (SHA: 600535) is one of the largest pharmaceutical companies in China with more than 20 years of operational history. Its business focuses on R&D, manufacturing and commercialization of innovative modern traditional Chinese medicine, biologics and chemical drugs in the

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

therapeutic areas of cardiology, metabolism and oncology. Tasly has the only marketed biological product for cardiovascular diseases approved in China. It has one of the largest pharmaceutical sales and marketing teams, including 809 offices established in 29 regions covering all the main therapeutic areas, and a vast distribution network across approximately 20,000 hospitals in China. At 2017, its total annual revenues exceeded US$2.5 billion.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable federal securities laws. Forward- looking statements include, but are not limited to, statements about: the potential benefits of this alliance and the parties’ ability to maintain the alliance; the parties’ ability to advance product candidates into, enroll and successfully complete, clinical studies, advance their manufacturing capabilities, and obtain regulatory filings and approvals. There are many uncertainties and risks that may cause our actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum	Schond Greenway
Corporate Communications	Investor Relations
Mesoblast	Mesoblast
T: +61 3 9639 6036	T: +1 212 880 2060
E: julie.meldrum@mesoblast.com	E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176